Filed Pursuant To Rule 424(b)(3)
Registration No. 333-223504

PROSPECTUS

OFFER BY SELLING STOCKHOLDER
TO EXCHANGE UP TO 100,000 SHARES OF
CLASS A COMMON STOCK
FOR 100,000 SHARES OF
CLASS B COMMON STOCK
OF
NACCO INDUSTRIES, INC.

Under the terms of NACCO Industries, Inc.’s restated certificate of incorporation, which we refer to as the certificate of incorporation, and an amended and restated stockholders’ agreement, dated as of September 29, 2017, which we refer to as the stockholders’ agreement, shares of our Class B common stock, par value $1.00 per share, which we refer to as Class B Common, are generally not transferable except to persons who are permitted transferees as specified in those documents. In accordance with those documents, parties to the stockholders’ agreement may transfer shares of Class B Common to the selling stockholder for shares of our Class A common stock, par value $1.00 per share, which we refer to as Class A Common, on a share-for-share basis. As a result, the selling stockholder named in this prospectus is offering to transfer from time to time up to 100,000 shares of our Class A Common under this prospectus on a share-for-share basis, upon receipt, from time to time of shares of our Class B Common from holders of Class B Common that are parties to the stockholders’ agreement and are permitted to transfer those shares to the selling stockholder pursuant to our certificate of incorporation and the stockholders’ agreement. Each exchange will result in the selling stockholder transferring one share of Class A Common for each share of Class B Common transferred to the selling stockholder. We will not receive any proceeds from these transactions.
Our Class A Common is listed on the New York Stock Exchange under the symbol “NC.” On March 27, 2018, the last sale price of our Class A Common as reported by the New York Stock Exchange was $36.55 per share. Our Class B Common is not publicly traded. Each share of Class A Common is entitled to one vote per share. Each share of Class B Common is entitled to ten votes per share.
Persons who receive shares of Class A Common from the selling stockholder may resell those shares of Class A Common in brokerage transactions on the New York Stock Exchange in compliance with Rule 144 under the Securities Act of 1933, or the Securities Act, except that the six-month holding period requirement of Rule 144 will not apply.
Please consider carefully the “Risk Factors” beginning on page 4 for a discussion of risks you should consider prior to tendering your shares of Class B Common for exchange.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2018.

     You should rely only on the information contained in this prospectus and in the reports and other information that we file with the SEC. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person makes a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

i

WHERE YOU CAN FIND MORE INFORMATION
We have filed this prospectus as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this prospectus. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of those documents' material terms. If you want a complete description of the contents of those documents, you should obtain the documents yourself by following the procedures described below.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, file reports and other information with the SEC. Our reports and other information filed by us can be inspected and copied at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding us that is filed electronically with the SEC. The address of the site is: http://www.sec.gov. Our Class A Common is quoted on the New York Stock Exchange and in connection therewith, reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange. For further information on obtaining copies of our reports and other information concerning us at the New York Stock Exchange, please call (212) 656-3000. In addition, we make our annual and quarterly reports and other information that we file with the SEC available on our website. The address of our website is http://www.nacco.com. However, other than the information incorporated into this document by reference, the information on our website and the SEC's website is not a part of this prospectus, and you should rely only on the information contained in or incorporated by reference into this prospectus when making a decision to exchange shares of Class B Common for shares of Class A Common.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to other documents filed separately with the SEC. This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this exchange offer is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 7, 2018;

•	our Current Reports on Form 8-K, filed with the SEC on February 14, 2018, February 15, 2018, February 20, 2018 and March 19, 2018; and

•	the description of our Class A Common contained in the registration statement on Form 8-B filed June 6, 1986, including any subsequently filed amendments and reports updating such description.
We will not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K unless, and except to the extent, specified in such reports.

     We will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of the person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this prospectus. Requests for copies of those documents should be directed to NACCO Industries, Inc., 5875 Landerbrook Drive, Suite 220, Cleveland, OH 44124-4069, Attention: Secretary, telephone (440) 229-5151. To obtain timely delivery, you must request the information no later than five business days before the date you intend to elect to exchange shares of Class B Common.

ii

SUMMARY
     This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth elsewhere in this prospectus.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a material difference include, but are not limited to, those discussed under “Risk Factors” and elsewhere in this prospectus. Investors should consider carefully the information set forth under the heading “Risk Factors” on page 4 and “Cautionary Notice Regarding Forward-Looking Statements” on page 4. In this prospectus, the terms “NACCO,” “the Company,” “we,” “us” and “our” refer to NACCO Industries, Inc.
NACCO
NACCO Industries, Inc. is the public holding company for The North American Coal Corporation. The North American Coal Corporation and its affiliated companies ("NACoal") operate surface mines that supply coal primarily to power generation companies under long-term contracts and provide other value-added services to natural resource companies. In addition, its North American Mining business maintains and operates draglines and other equipment under contracts with sellers of aggregates.
NACCO was incorporated as a Delaware corporation in 1986 in connection with the formation of a holding company structure for a predecessor corporation organized in 1913.
Our principal executive offices are located at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124-4069, and our telephone number is (440) 229-5151.
The Exchange Offer
The selling stockholder named in this prospectus is offering to transfer from time to time up to 100,000 shares of our Class A Common on a share-for-share basis, upon receipt, from time to time of shares of our Class B Common from holders of Class B Common that are parties to the stockholders' agreement and are permitted to transfer those shares to the selling stockholder pursuant to our certificate of incorporation and the stockholders' agreement. Each exchange will result in the selling stockholder transferring one share of Class A Common for each share of Class B Common transferred to the selling stockholder. See “Selling Stockholder” beginning on page 5.
As of February 28, 2018, the participating stockholders under the stockholders' agreement beneficially owned 98.26% of the Class B Common issued and outstanding on that date. Holders of shares of Class B Common that are not subject to the stockholders' agreement are permitted to transfer those shares subject to the transfer restrictions set forth in our certificate of incorporation, which include the ability of holders of shares of Class B Common that are not subject to the stockholders' agreement to transfer the shares to persons who are permitted transferees as specified in our certificate of incorporation or convert such shares of Class B Common into shares of Class A Common on a one-for-one basis. Only holders of shares of Class B Common that are subject to the stockholders' agreement may exchange their shares of Class B Common for shares of Class A Common pursuant to this prospectus.
In connection with the selling stockholder’s offer to exchange up to 100,000 shares of Class A Common, you do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware. See “The Exchange Offer-No Appraisal or Dissenters’ Rights” on page 15.
Material U.S. Federal Income Tax Consequences
Gain or loss will generally not be recognized by NACCO stockholders who exchange shares of their Class B Common for shares of Class A Common held by the selling stockholder. See “Material U.S. Federal Income Tax Consequences” beginning on page 15.
The tax consequences of an exchange will depend on the stockholder's particular facts and circumstances. Persons acquiring shares of Class A Common by exchanging shares of their Class B Common with the selling stockholder are urged to consult their own tax advisors to fully understand the tax consequences to them of an exchange.

Summary Historical Consolidated Financial Data
The following tables present a summary of our historical consolidated financial data. The statement of operations and other data for each of the three years in the period ended December 31, 2017 and the balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements and related notes, which are incorporated into this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The statement of operations and other data for the years ended December 31, 2014 and 2013, and the balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and related notes that are not included in this prospectus or incorporated by reference. These consolidated financial statements have been filed with the SEC. See “Where You Can Find More Information” on page ii. The historical consolidated data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. The following information is only a summary and should be read together with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes, which are incorporated by reference into this prospectus.

	Year Ended December 31
	2017(1)	2016 (1)	2015	2014 (1)	2013
	(In thousands, except per share data)
Operating Statement Data:
Revenues	$104,778	$111,081	$147,998	$172,702	$193,651
Earnings of unconsolidated mines	$61,361	$55,238	$48,432	$48,396	$46,429
Operating profit (loss)	$32,814	$(1,659)	$(3,727)	$(94,486)	$31,228

Income (loss) from continuing operations, net of tax	$28,463	$2,956	$2,273	$(56,850)	$26,208
Discontinued operations, net of tax(2)	1,874	26,651	19,711	18,732	18,242
Net income (loss)	$30,337	$29,607	$21,984	$(38,118)	$44,450

Basic earnings (loss) per share:
Continuing operations	$4.17	$0.43	$0.32	$(7.42)	$3.23
Discontinued operations (2)	0.27	3.91	2.82	2.40	2.25
Basic earnings (loss) per share	$4.44	$4.34	$3.14	$(5.02)	$5.48

Diluted earnings (loss) per share:
Continuing operations	$4.14	$0.43	$0.32	$(7.42)	$3.22
Discontinued operations (2)	0.27	3.89	2.81	2.40	2.25
Diluted earnings (loss) per share	$4.41	$4.32	$3.13	$(5.02)	$5.47

(1)
During 2014, NACoal recorded a non-cash, asset impairment charge of $105.1 million for Centennial Natural Resource's ("Centennial's") long-lived asset group. Centennial ceased active mining operations at the end of 2015. During 2016 and 2017, NACoal recorded additional non-cash impairment charges of $17.4 million and $1.0 million, respectively, related to Centennial's assets. The carrying value of coal land and real estate and the assets held for sale were zero as of December 31, 2017.

(2)
On September 29, 2017, the Company spun-off Hamilton Beach Brands Holding Company ("HBBHC"), a former wholly owned subsidiary, and the parent company of Hamilton Beach Brands, Inc. (''HBB'') and The Kitchen Collection, LLC ("KC"). The results of operations of HBBHC are reflected as discontinued operations in the table above.

	Year Ended December 31
	2017	2016	2015	2014	2013
	(In thousands, except per share data, share amounts and employee data)
Balance Sheet Data at December 31:
Total assets (1)	$389,552	$668,021	$655,408	$770,520	$809,956
Long-term debt	$42,021	$94,295	$110,113	$137,978	$133,984
Stockholders' equity	$219,448	$220,293	$201,138	$211,474	$297,780

Other Data:
Per share data:
Cash dividends	$0.9775	$1.0650	$1.0450	$1.0225	$1.0000
Market value at December 31 (1)	$37.65	$90.55	$42.20	$59.36	$62.19
Stockholders' equity at December 31	$32.03	$32.50	$29.42	$29.23	$37.83

Actual shares outstanding at December 31 (2)	6.852	6.779	6.837	7.236	7.872
Basic weighted average shares outstanding (2)	6.830	6.818	7.001	7.590	8.105
Diluted weighted average shares outstanding (2)	6.873	6.854	7.022	7.590	8.124
Total employees at December 31 (3)	2,300	3,600	3,600	4,000	4,100

(1)	During 2017, the Company spun-off HBBHC, a former wholly-owned subsidiary.

(2)	Share amounts in millions.

(3)	Includes employees from HBBHC from 2013 to 2016, Centennial from 2013 to 2014 and the unconsolidated mining operations for all years presented.

RISK FACTORS
     Prospective investors in the shares of Class A Common offered hereby should consider carefully the following risk factors as well as the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated into this prospectus by reference, in addition to the other information contained in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a material difference include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus and the documents incorporated into this prospectus by reference.
Risks Related to This Offering
     The voting power of holders of Class B Common who transfer their shares to the selling stockholder and receive shares of Class A Common will diminish.
Holders of Class B Common have ten votes per share of Class B Common, while holders of Class A Common have one vote per share of Class A Common. Holders of Class B Common who transfer their shares to the selling stockholder in exchange for shares of Class A Common will reduce their voting power.
     The voting power of the selling stockholder will increase if the selling stockholder exchanges its shares of Class A Common for shares of Class B Common in the exchange offer.
Holders of Class A Common and holders of Class B Common generally vote together on matters submitted to a vote of NACCO's stockholders. Consequently, if holders of Class B Common transfer their shares of Class B Common to the selling stockholder, the voting power of the selling stockholder will increase. As of February 28, 2018, the selling stockholder collectively controlled 51.0% of the voting power of outstanding shares of NACCO's Common based on the number of outstanding shares as of February 28, 2018. As of that date, there were 5,362,773 shares of Class A Common and 1,570,146 shares of Class B Common outstanding. As of February 28, 2018, if all shares of Class A Common offered by this prospectus were exchanged for shares of Class B Common, and the selling stockholder would have controlled 55.3% of the voting power of outstanding shares of NACCO's Common based on the number of outstanding shares as of February 28, 2018, and 70.5% of outstanding Class B Common with respect to any class vote of the Class B Common.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contain statements that constitute “forward-looking statements.” These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties include, without limitation: (1) changes in tax laws or regulatory requirements, including changes in mining or power plant emission regulations and health, safety or environmental legislation, (2) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (3) regulatory actions, changes in mining permit requirements or delays in obtaining mining permits that could affect deliveries to customers, (4) weather conditions, extended power plant outages, liquidity events or other events that would change the level of customers' coal or limerock requirements, (5) weather or equipment problems that could affect deliveries to customers, (6) changes in the power industry that would affect demand for NACoal's reserves, (7) changes in the costs to reclaim NACoal mining areas, (8) costs to pursue and develop new mining and value-added service opportunities, (9) changes to or termination of a long-term mining contract, or a customer default under a contract, (10) delays or reductions in coal deliveries at NACoal's mines, (11) increased competition, including consolidation within the industry, and (12) the possibility that the impact of the U.S. Tax Cuts and Jobs Act could be less favorable than current estimates.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of any shares by the selling stockholder.

SELLING STOCKHOLDER
     Class A Common and Class B Common Stock Beneficial Ownership Table for Selling Stockholder. The following table sets forth, as of February 28, 2018, certain information with respect to the selling stockholder, including:

•	the name of the selling stockholder;

•	the number of shares of Class A Common and Class B Common owned by the selling stockholder immediately prior to the exchange of shares offered by this prospectus;

•	the number of shares of Class A Common offered for exchange by the selling stockholder by this prospectus;

•
the number of shares of Class B Common that the selling stockholder may obtain if all of the shares of Class A Common that the selling stockholder is offering by this prospectus are exchanged for shares of Class B Common;

•
the number of shares of Class A Common and Class B Common owned and the percentage of ownership of Class A Common and Class B Common of the selling stockholder immediately following the exchange of shares offered by this prospectus based on the number of shares of Class A Common and Class B Common outstanding, and the number of shares of Class A Common and Class B Common owned by the selling stockholder, on February 28, 2018; and

•
the percentage of combined voting power of shares of Class A Common and Class B Common the selling stockholder would have immediately following the exchange of shares of Class A Common for Class B Common offered by this prospectus based on the number of shares of Class A Common and Class B Common outstanding, and the number of shares of Class A Common and Class B Common owned by the selling stockholder, on February 28, 2018.

A total of 100,000 shares of Class A Common is being offered by Alfred M. Rankin, Jr. pursuant to this prospectus. Mr. Rankin presently serves as the non-executive Chairman of the Company and, prior to September 30, 2017, was the Company's Chairman, President and Chief Executive Officer. Because the selling stockholder or his revocable trust will offer to exchange the shares, both the selling stockholder and his trust are listed separately in the table below. However, the selling stockholder, together with his revocable trust, will only offer to exchange the number of shares of Class A Common listed above. In the table below, the disclosure of the beneficial ownership of shares for the selling stockholder reflects all shares deemed to be beneficially owned by the selling stockholder (including those shares held in the selling stockholder's revocable trust). The disclosure of the beneficial ownership of shares for the selling stockholder's revocable trust includes only those shares held directly by the trust.
Because the selling stockholder may offer all, a portion or none of the Class A Common offered by this prospectus, we cannot assure you as to the number of shares of Class A Common or Class B Common that will be held by the selling stockholder immediately following the offering. The table below assumes that the beneficial ownership of Class A Common for the selling stockholder, including shares held directly and indirectly by the selling stockholder's revocable trust, will decrease by an aggregate of the number of shares of Class A Common described above as a result of this offering and that the beneficial ownership of Class B Common for the selling stockholder, including shares held directly and indirectly by the selling stockholder's revocable trust, will increase by the same number of shares of Class B Common. The table does not, however, account for any changes in each selling stockholder's beneficial ownership that may result from transactions not contemplated by this prospectus such as an acquisition or disposition of shares of Class A Common or Class B Common.

Name	Title of Class	Shares Beneficially Owned Before this Offering	Shares Offered Pursuant to this Offering	Shares Beneficially Owned After this Offering	Percentage of Class A or Class B Shares Owned After this Offering	Percentage of Combined Voting Power of Shares of Class A and Class B Common After this Offering
Alfred M. Rankin, Jr. (1)	Class A	681,693	100,000	581,693	10.85%	55.30%
Alfred M. Rankin, Jr., as Trustee of the Main Trust of Alfred M. Rankin Jr. created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the “Alfred Rankin Trust”)(1)	Class A	249,103	100,000	149,103	2.78%	11.83%
Alfred M. Rankin, Jr. (2)	Class B	1,006,580	100,000	1,106,580	70.48%	55.30%
Alfred Rankin Trust (2)	Class B	134,209	100,000	234,209	14.92%	11.83%

(1) With respect to Class A Common, Alfred M. Rankin, Jr.:

•	shares with his mother the power to vote and dispose of 9,600 shares pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren;

•	shares with PNC Bank, N.A. the power to vote and dispose of 21,286 shares held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.'s grandchildren;

•	shares with Rankin Management, Inc. ("RMI"), and the other partners of Rankin Associates II, L.P. ("Associates"), the power to dispose of 338,295 shares held by the partnership;

•	has the sole power to vote and dispose of 249,103 shares held by the Alfred Rankin Trust;

•	has the sole power to vote and dispose of an additional 14,160 shares held by him directly in an individual retirement account;

•	is deemed to share with his spouse the power to vote and dispose of 34,936 shares owned by his spouse; and

•	shares with his brother the power to vote and dispose of 14,313 shares held in trust for the benefit of that brother.

(2) With respect to Class B Common, Alfred M. Rankin, Jr.:

•	has the sole power to vote and dispose of 134,209 shares held by the Alfred Rankin Trust;

•
shares the power to vote 472,371 shares of Class B Common held by Rankin Associates I, L.P ("Rankin I") with the other general partners of Rankin I and shares the power to dispose of 472,371 shares of Class B Common held by Rankin I with the other partners of Rankin I; and

•
shares the power to vote 400,000 shares of Class B Common held by Rankin Associates IV, L.P. ("Rankin IV") with the other general partners of Rankin IV and shares the power to dispose of 400,000 shares of Class B Common held by Rankin IV with the other partners of Rankin IV.

Mr. Rankin is a party to the stockholders’ agreement, as amended and restated on September 29, 2017, by and among NACCO, Mr. Rankin and the additional signatories that are parties thereto.

BENEFICIAL OWNERSHIP OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

Set forth in the following tables is the indicated information as of February 28, 2018 (except as otherwise indicated) with respect to (1) each person who is known to us to be the beneficial owner of more than five percent of the Class A Common, (2) each person who is known to us to be the beneficial owner of more than five percent of the Class B Common and (3) the beneficial ownership of Class A Common and Class B Common by our directors, named executive officers and all of our executive officers and directors as a group. Gregory H. Trepp was the President and Chief Executive Officer of HBB and Chief Executive Officer of KC prior to the spin-off of HBBHC in 2017. R. Scott Tidey was the Senior Vice President, North America Sales and Marketing of HBB prior to the spin-off of HBBHC in 2017. Beneficial ownership of Class A Common and Class B Common has been determined for this purpose in accordance with Rules 13d-3 and 13d-5 under the Exchange Act. Accordingly, the amounts shown in the tables do not purport to represent beneficial ownership for any purpose other than compliance with SEC reporting requirements. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of Class A Common or Class B Common.
Holders of shares of Class A Common and Class B Common are entitled to different voting rights with respect to each class of stock. Each share of Class A Common is entitled to one vote per share. Each share of Class B Common is entitled to ten votes per share. Holders of Class A Common and holders of Class B Common generally vote together as a single class on matters submitted to a vote of our stockholders. Shares of Class B Common are convertible into shares of Class A Common on a one-for-one basis, without cost, at any time at the option of the holder of the Class B Common.

Amount and Nature of Beneficial Ownership
Class A Common Stock

Name	Title of Class	Sole Voting or Investment Power		Shared Voting or Investment Power		Aggregate Amount		Percent of Class
Beatrice B. Taplin (1) Suite 300 5875 Landerbrook Drive Cleveland, OH 44124-4069	Class A	60,148		455,338	(1)	515,486	(1)	9.61%
Dimensional Fund Advisors LP (2) 6300 Bee Cave Road Austin, Texas 78746	Class A	446,470	(2)	—		446,470	(2)	8.33%
FMR LLC (3) 245 Summer Street Boston, Massachusetts 02210	Class A	339,340	(3)	—		339,340	(3)	6.33%
Rankin Associates II, L.P. (4) Suite 300 5875 Landerbrook Drive Cleveland, OH 44124-4069	Class A	—		—		338,295	(4)	6.31%
BlackRock, Inc. (5) 55 East 52nd Street New York, NY 10055	Class A	281,513	(5)	—		281,513	(5)	5.25%
J.C. Butler, Jr. (6)	Class A	111,129		406,389	(6)	517,512	(6)	9.65%
John S. Dalrymple, III (7)	Class A	556		—		556		**
John P. Jumper (7)	Class A	8,503		—		8,503		**
Dennis W. LaBarre (7)	Class A	19,204		—		19,204		**
Timothy K. Light (7)	Class A	556		—		556		**
Michael S. Miller (7)	Class A	2,572		—		2,572		**
Richard de J. Osborne (7)	Class A	15,439		—		15,439		**
Alfred M. Rankin, Jr. (7)	Class A	263,263		418,430	(8)	681,693	(8)	12.71%
Matthew M. Rankin (7)	Class A	9,544		340,225	(9)	349,769	(9)	6.52%
Britton T. Taplin (7)	Class A	41,418		410,975	(10)	452,393	(10)	8.44%
David B.H. Williams (7)	Class A	10,437		412,869	(11)	423,306	(11)	7.89%
Carroll L. Dewing	Class A	1		—		1		**
Elizabeth I. Loveman	Class A	7,111		—		7,111		**
John D. Neumann	Class A	—		103		103		**
R. Scott Tidey	Class A	—		—		—		—
Gregory H. Trepp	Class A	—		—		—		—
Harry B. Tipton, III	Class A	1		34		35		**
All executive officers and Directors as a group (23 persons)	Class A	491,401		974,140	(12)	1,465,541	(12)	27.33%

** Less than 1.0%.

(1)
A Schedule 13G/A filed with the SEC with respect to Class A Common on February 13, 2018 reported that Beatrice B. Taplin may be deemed to beneficially own the shares of Class A Common reported above. Ms. Taplin may be deemed to share with the other members of Abigail LLC and Abigail II LLC voting and investment power over the 56,120 shares of Class A Common and 349,100 shares of Class A Common held by Abigail LLC and Abigail II LLC, respectively. Ms. Taplin disclaims beneficial ownership of 46,016 shares of Class A Common and 4,500 shares of Class A Common in excess of her pecuniary interest in Abigail LLC and Abigail II LLC, respectively.

(2)
A Schedule 13G/A filed with the SEC with respect to Class A Common on February 9, 2018 reported that Dimensional Fund Advisors LP ("Dimensional") may be deemed to beneficially own the shares of Class A Common reported above as a result of being an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as an investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (the "Dimensional Funds"), which own the shares of Class A Common. In its role as investment adviser or manager, Dimensional possesses the sole power to vote 433,612 shares owned by the Dimensional Funds of Class A Common and the sole power to invest 446,470 shares of Class A Common owned by the Dimensional Funds. However, all shares of Class A Common reported above are owned by the Dimensional Funds. Dimensional disclaims beneficial ownership of all such shares.

(3)	A Schedule 13G filed with the SEC with respect to Class A Common on February 13, 2018 reported that FMR LLC may be deemed to beneficially own the shares of Class A Common reported above.

(4)
A Schedule 13G/A filed with the SEC with respect to Class A Common on February 13, 2018 reported that Rankin Associates II, L.P. ("Associates"), which is made up of the individuals and entities holding limited partnership interests in Associates and Rankin Management, Inc. ("RMI"), the general partner of Associates, may be deemed to be a “group” as defined under the Exchange Act that beneficially owns the 338,295 shares of Class A Common held by Associates. Although Associates holds the 338,295 shares of Class A Common, it does not have any power to vote or dispose of such shares of Class A Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Associates. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the shareholders of RMI. Under the terms of the Limited Partnership Agreement of Associates, Associates may not dispose of Class A Common without the consent of RMI and the approval of the holders of more than 75% of all of the partnership interests of Associates.

(5)	A Schedule 13G/A filed with the SEC with respect to Class A Common on January 23, 2018 reported that BlackRock, Inc. may be deemed to beneficially own the shares of Class A Common reported above.

(6)
As a result of J.C. Butler, Jr. holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Butler may deemed to beneficially own and share the power to dispose of 338,295 shares of Class A Common held by Associates; however, Mr. Butler disclaims beneficial ownership of 330,661 shares of Class A Common held by Associates in excess of his pecuniary interest in the entity. In addition, Mr. Butler may be deemed to share with his spouse voting and investment power over 68,094 shares of Class A Common beneficially owned by his spouse; he disclaims all interest in such shares. In addition, Mr. Butler disclaims all interest in 8,010 shares of Class A Common held in trust for the benefit of his children and for which he is the trustee and has sole power to vote and dispose of the shares.

(7)
Pursuant to our Non-Employee Directors' Plan, each non-employee director has the right to acquire additional shares of Class A Common within 60 days after February 28, 2018. The shares each non-employee director has the right to receive are not included in the table because the actual number of additional shares will be determined on April 2, 2018 by taking the amount of such director's quarterly retainer required to be paid in shares of Class A Common plus any voluntary portion of such director's quarterly retainer, if so elected, divided by the average of the closing price per share of Class A Common on the Friday (or if Friday is not a trading day, the last trading day before such Friday) for each week of the calendar quarter ending on March 31, 2018.

(8)
As a result of Alfred M. Rankin, Jr. holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Rankin may be deemed to beneficially own, and share the power to dispose of 338,295 shares of Class A Common held by Associates. Mr. Rankin disclaims beneficial ownership of 415,504 shares of Class A Common held by (a) members of Mr. Rankin's family, (b) trusts for the benefit of members of Mr. Rankin's family and (c) Associates to the extent in excess of his pecuniary interest in each entity.

(9)
As a result of Matthew M. Rankin holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Rankin may be deemed to beneficially own and share the power to dispose of 338,295 shares of Class A Common held by Associates; however, Mr. Rankin disclaims beneficial ownership of 329,192 shares of Class A Common held by Associates in excess of his pecuniary interest in the entity. In addition, Mr. Rankin may be deemed to share with his spouse voting and investment power over 722 shares of Class A Common beneficially owned by his spouse; he disclaims all interest in such shares. Mr. Rankin disclaims all interest in 1,208 shares of Class A Common held in trust for the benefit of his children and for which he is the co-trustee and has shared power to vote and dispose of the shares.

(10)
Britton T. Taplin may be deemed to share with his spouse voting and investment power over 5,755 shares of Class A Common held by Mr. Taplin's spouse; however, Mr. Taplin disclaims beneficial ownership of such shares. Mr. Taplin may be deemed to share with the other members of Abigail LLC and Abigail II LLC voting and investment power over the 56,120 shares of Class A Common and 349,100 shares of Class A Common held by Abigail LLC and Abigail II LLC, respectively. Mr. Taplin disclaims beneficial ownership of 40,781 shares of Class A Common and 347,600 shares of Class A Common held by Abigail LLC and Abigail II LLC, respectively, in excess of his pecuniary interest in each entity. Mr. Taplin has pledged 41,418 shares of Class A Common.

(11)
As a result of David B.H. Williams holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Williams may be deemed to beneficially own and share the power to dispose of, 338,295 shares of Class A Common held by Associates; however, Mr. Williams disclaims beneficial ownership of 331,396 shares of Class A Common held by Associates in excess of his pecuniary interest in the entity. In addition, Mr. Williams may be deemed to share with his spouse voting and investment power over 68,094 shares of Class A Common beneficially owned by his spouse and 6,480 held in trust for the benefit of his children; he disclaims all interest in such shares.

(12)
The aggregate amount of Class A Common beneficially owned by all executive officers and directors and the aggregate amount of Class A Common beneficially owned by all executive officers and directors as a group for which they have shared voting or investment power include the shares of Class A Common of which: (i) Mr. Butler has disclaimed beneficial ownership in note (6) above; (ii) Mr. A. Rankin has disclaimed beneficial ownership in note (8) above; (iii) Mr. M. Rankin has disclaimed beneficial ownership in note (9) above; (iv) Mr. Taplin has disclaimed beneficial ownership in note (10) above; and (v) Mr. Williams has disclaimed beneficial ownership in note (11) above. As described in note (7) above, the aggregate amount of Class A Common beneficially owned by all executive officers and directors as a group as set forth in the table above does not include shares that the non-employee directors have the right to acquire within 60 days after February 28, 2018 pursuant to the Non-Employee Directors' Plan.

Class B Common Stock

Name	Title of Class	Sole Voting or Investment Power		Shared Voting or Investment Power		Aggregate Amount		Percent of Class
Clara Taplin Rankin, et al. (1) Suite 300 5875 Landerbrook Drive Cleveland, OH 44124-4069	Class B	—		—		1,542,757	(1)	98.26%
Rankin Associates I, L.P. (2) Suite 300 5875 Landerbrook Drive Cleveland, OH 44124-4069	Class B	—		—		472,371	(2)	30.08%
Rankin Associates IV, L.P. (3) Suite 300 5875 Landerbrook Drive Cleveland, OH 44124-4069	Class B	—		—		400,000	(3)	25.48%
J.C. Butler, Jr. (4)	Class B	—		881,566	(4)	881,566	(4)	56.15%
John S. Dalrymple, III	Class B	—		—		—		—
John P. Jumper	Class B	—		—		—		—
Dennis W. LaBarre	Class B	—		—		—		—
Timothy K. Light	Class B	—		—		—		—
Michael S. Miller	Class B	—		—		—		—
Richard de J. Osborne	Class B	—		—		—		—
Alfred M. Rankin, Jr. (5)	Class B	134,209		872,371	(5)	1,006,580	(5)	64.11%
Matthew M. Rankin	Class B	—		—		—		—
Britton T. Taplin	Class B	—		—		—		—
David B.H. Williams (6)	Class B	—		881,566	(6)	881,566	(6)	56.15%
Carroll L. Dewing	Class B	—		—		—		—
Elizabeth I. Loveman	Class B	—		—		—		—
John D. Neumann	Class B	—		—		—		—
R. Scott Tidey	Class B	—		—		—		—
Harry B. Tipton, III	Class B	—		—		—		—
Gregory H. Trepp	Class B	—		—		—		—
All executive officers and Directors as a group (23 persons)	Class B	134,209	(7)	890,761	(7)	1,024,970	(7)	65.28%

(1)
A Schedule 13D/A filed with the SEC with respect to Class B Common on February 13, 2018 ("the Stockholders' 13D") reported that, except for NACCO, including in its capacity as depository, the signatories to the stockholders' agreement, together in certain cases with trusts and custodianships, which are referred to collectively as the Signatories, may be deemed to be a “group” as defined under the Exchange Act, and therefore may be deemed as a group to beneficially own all of the Class B Common subject to the stockholders' agreement, which is an aggregate of 1,542,757 shares. The stockholders' agreement requires that each Signatory, prior to any conversion of such Signatory's shares of Class B Common into Class A Common or prior to any sale or transfer of Class B Common to any permitted transferee (under the terms of the Class B Common) who has not become a Signatory, offer such shares to all of the other Signatories on a pro-rata basis. A Signatory may sell or transfer all shares not purchased under the right of first refusal as long as they first are converted into Class A Common prior to their sale or transfer. The shares of Class B Common subject to the stockholders' agreement constituted 98.26% of the Class B Common outstanding on February 28, 2018 or 73.24% of the combined voting power of all Class A Common and Class B Common outstanding on such date. Certain Signatories own Class A Common, which is not subject to the stockholders' agreement. Under the stockholders' agreement, NACCO may, but is not obligated to, buy any of the shares of Class B Common not purchased by the Signatories following the trigger of the right of first refusal. The stockholders' agreement does not restrict in any respect how a Signatory may vote such Signatory's shares of Class B Common.

(2)
A Schedule 13D/A filed with the SEC with respect to Class B Common on February 13, 2018 reported that Rankin Associates I, L.P. "Rankin I" and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 472,371 shares of Class B Common held by Rankin I. Although Rankin I holds the 472,371 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of Class B Common or convert Class B Common into Class A Common without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. The Stockholders' 13D reported that the Class B Common beneficially owned by Rankin I and each of the trusts holding limited partnership interests in Rankin I is also subject to the stockholders' agreement.

(3)
A Schedule 13D/A filed with the SEC with respect to Class B Common on February 13, 2018 reported that Rankin Associates IV, L.P. "Rankin IV" and the trusts holding limited partnership interests in Rankin IV may be deemed to be a "group" as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 400,000 shares of Class B Common held by Rankin IV. Although Rankin IV holds the 400,000 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, share the power to vote such shares of Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of Class B Common or convert Class B Common into Class A Common without the consent of the general partners owning more than 75% of the general partnership interests of Rankin IV and the consent of the holders of more than 75% of all of the partnership interests of Rankin IV. The Stockholders' 13D reported that the Class B Common beneficially owned by Rankin IV and each of the trusts holding limited partnership interests in Rankin IV is also subject to the stockholders' agreement.

(4)
J.C. Butler, Jr.'s spouse is a member of Rankin I and Rankin IV; therefore, Mr. Butler may be deemed to share beneficial ownership of 872,371 shares of Class B Common held by Rankin I and Rankin IV. Mr. Butler's spouse also owns 9,195 shares of Class B Common, which are held in trust. Mr. Butler disclaims beneficial ownership of all Class B Common shares held by Rankin I, Rankin IV and his spouse's personal trusts. The Stockholders' 13D reported that the Class B Common beneficially owned by Mr. Butler is subject to the stockholders' agreement.

(5)
Alfred M. Rankin, Jr. may be deemed to be a member of the group described in note (2) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I and therefore may be deemed to beneficially own, and share the power to vote and dispose of, 472,371 shares of Class B Common held by Rankin I. The trusts holding limited partnership interests in Rankin IV may be deemed to be a "group" as defined under the Exchange Act. Mr. Rankin may be deemed to be a member of the group described in note (3) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV and therefore may be deemed to beneficially own, and share the power to vote and dispose of, 400,000 shares of Class B Common held by Rankin IV. Mr. Rankin disclaims beneficial ownership of 856,620 shares of Class B Common held by Rankin I and Rankin IV to the extent in excess of his pecuniary interest in the entities. The Stockholders' 13D reported that the Class B Common beneficially owned by Alfred M. Rankin, Jr. is subject to the stockholders' agreement.

(6)
David B.H.Williams' spouse is a member of Rankin I and Rankin IV; therefore, he may be deemed to share beneficial ownership of 872,371 shares of Class B Common held by Rankin I and Rankin IV. Mr. Williams' spouse also owns 9,195 shares of Class B Common, which are held in trust. Mr. Williams disclaims beneficial ownership of all Class B Common shares held by Rankin I, Rankin IV and his spouse's personal trusts. The Stockholders' 13D reported that the Class B Common beneficially owned by Mr. Williams is subject to the stockholders' agreement

(7)
The aggregate amount of Class B Common beneficially owned by all executive officers and directors as a group and the aggregate amount of Class B Common beneficially owned by all executive officers and directors as a group for which they have shared voting or investment power include the shares of Class B Common of which: Mr. Butler has disclaimed beneficial ownership in note (4) above; Mr. A. Rankin has disclaimed beneficial ownership in note (5) above; and Mr. Williams has disclaimed beneficial ownership in note (6) above.
Beatrice B. Taplin is the sister-in-law of Clara Taplin Rankin. Britton T. Taplin is the son of Beatrice B. Taplin and a nephew of Clara Taplin Rankin. Clara Taplin Rankin is the mother of Alfred M. Rankin, Jr. J.C. Butler, Jr., the President and Chief Executive Officer of NACCO, is the son-in-law of Alfred M. Rankin, Jr. and is married to the sister of David B.H. Williams's spouse. David B.H. Williams is the son-in-law of Alfred M. Rankin, Jr. and is married to the sister of Mr. Butler's spouse. Matthew M. Rankin is the grandson of Clara Taplin Rankin and the nephew of Alfred M. Rankin, Jr. The combined beneficial ownership of such foregoing persons equals 1,520,060 shares, or 28.34%, of the Class A Common and 1,052,280 shares, or 67.02%, of the Class B Common outstanding on February 28, 2018. The combined beneficial ownership of all our directors, together with Beatrice B. Taplin, and all of our executive officers whose beneficial ownership of Class A Common and Class B Common must be disclosed in the foregoing tables in accordance with Rule 13d-3 under the Exchange Act, equals 1,575,807 shares, or 29.38%, of the Class A Common and 1,052,280 shares, or 67.02%, of the Class B Common outstanding on February 28, 2018. Such shares of Class A Common and Class B Common together represent 57.44% of the combined voting power of all Class A Common and Class B Common outstanding on such date.

THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
Under the terms of NACCO's certificate of incorporation and stockholders' agreement, shares of Class B Common are not generally transferable. Pursuant to the terms of the stockholders' agreement, to which the selling stockholder is a party, and NACCO's certificate of incorporation, however, qualifying holders of Class B Common may transfer shares of Class B Common to the selling stockholder in exchange for shares of Class A Common, on a share-for-share basis. The selling stockholder is offering to exchange up to 100,000 shares of Class A Common with qualifying holders of Class B Common. The selling stockholder may offer to exchange any or all of the shares of Class A Common covered by this prospectus from time to time in varying amounts.
In order to be a qualifying holder of Class B Common for purposes of this prospectus, the holder must be a party to the stockholders' agreement and must be permitted to transfer shares of Class B Common to the selling stockholder under NACCO's certificate of incorporation and the stockholders' agreement. As of February 28, 2018, the participating stockholders under the stockholders' agreement beneficially owned 98.26% of the Class B Common issued and outstanding on that date. Holders of shares of Class B Common that are not subject to the stockholders' agreement are permitted to transfer those shares subject to the transfer restrictions set forth in our certificate of incorporation, which include the ability of holders of shares of Class B Common that are not subject to the stockholders' agreement to transfer the shares to persons who are permitted transferees as specified in our certificate of incorporation or convert such shares of Class B Common into shares of Class A Common on a one-for-one basis. Only holders of shares of Class B Common that are subject to the stockholders' agreement may exchange their shares of Class B Common for shares of Class A Common pursuant to this prospectus. In connection with any exchange of Class B Common to the selling stockholder, we may require from each holder of Class B Common documents that evidence the permitted nature of the exchange under NACCO's certificate of incorporation.
The Class A Common offered for exchange by the selling stockholder is entitled to one vote per share. The Class B Common that will be transferred by qualifying holders to the selling stockholder is entitled to ten votes per share.
Persons who receive shares of Class A Common from the selling stockholder may resell those shares of Class A Common in brokerage transactions on the New York Stock Exchange in compliance with Rule 144 under the Securities Act, except that the six-month holding period requirement of Rule 144 will not apply.
Any broker-dealers, agents or underwriters that participate in the distribution of the shares of Class A Common may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares of Class A Common by them and any discounts, SECs or concessions received by them may be deemed to be underwriting discounts and SECs under the Securities Act.
In order to comply with the securities laws of specific states, sales of shares of Class A Common covered by this prospectus to qualifying holders of Class B Common in some states may be made only through broker-dealers who are registered or licensed in those states.
We have been advised by the selling stockholder that he has not, as of the date of this prospectus, entered into any arrangement with an agent, broker-dealer or underwriter for the sale of the shares of Class A Common covered by this prospectus owned by him.
Agents, broker-dealers and underwriters involved in the transactions contemplated by this prospectus may engage in transactions with, and perform investment banking and advisory services for, us.
Agents, broker-dealers and underwriters may be entitled under agreements entered into with us and the selling stockholder to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which those agents, broker-dealers or underwriters may be required to make.
Accounting Treatment
For accounting purposes, we will recognize no gain or loss as a result of the exchange by holders of shares of Class B Common for shares of Class A Common pursuant to this prospectus.

No Appraisal or Dissenters’ Rights
In connection with the selling stockholder's offer to exchange up to 100,000 shares of Class A Common, you do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following sets forth the material U.S. federal income tax consequences of an exchange by holders of shares of Class B Common of NACCO for shares of Class A Common of NACCO pursuant to this prospectus. No ruling has been or will be sought from the Internal Revenue Service concerning the tax consequences of an exchange. Persons acquiring shares of Class A Common by exchanging shares of their Class B Common with the selling stockholder are urged to consult their tax advisors regarding the tax consequences of an exchange to them, including the effects of U.S. federal, state, local, foreign and other tax laws.
     Tax Consequences of an Exchange
Subject to the following assumptions, limitations and qualifications, in the opinion of Jones Day, counsel to NACCO, for U.S. federal income tax purposes:

•	gain or loss will generally not be recognized by the holders of shares of Class B Common upon the exchange of their shares of Class B Common for shares of Class A Common pursuant to this prospectus;

•
the aggregate adjusted tax basis of the shares of Class A Common received in an exchange for shares of Class B Common pursuant to this prospectus will be equal to the aggregate adjusted basis of the shares of Class B Common exchanged for those shares of Class A Common; and

•
the holding period of the shares of Class A Common received in an exchange for shares of Class B Common pursuant to this prospectus will include the holding period of the holder’s shares of Class B Common exchanged for that Class A Common.

     Considerations with Respect to Discussion and Tax Opinion
The tax opinion of Jones Day is and will be subject to the following assumptions, limitations and qualifications:
The opinion addresses only the specified material U.S. federal income tax consequences of an exchange. It does not address any state, local or foreign tax consequences of an exchange.
The opinion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including, without limitation, (1) certain U.S. expatriates, (2) stockholders that hold NACCO Class A or Class B Common as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment, (3) financial institutions, (4) tax-exempt entities, (5) insurance companies, (6) dealers in securities or foreign currency, (7) traders that mark-to-market, (8) stockholders who acquired their shares of Class B Common through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, and (9) foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.
The opinion does not address the tax consequences of any transaction other than an exchange pursuant to this prospectus.
The opinion is based upon the United States Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial decisions all in effect as of February 28, 2018, all of which are subject to change, possibly with retroactive effect, and which are subject to differing interpretations. Jones Day assumes no obligation to advise NACCO or the holders of Class B Common of such changes.
The opinion assumes that holders of Class B Common hold their stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code.
The opinion assumes that each exchange of Class B Common for Class A Common will be consummated in accordance with the descriptions contained in this prospectus.
The opinion assumes that the fair market value of the Class A Common to be received in any exchange and the fair market value of the Class B Common to be delivered in any exchange will be approximately equal in value.
The opinion assumes that none of the Class B Common transferred to any selling stockholder in any exchange will be subject to a liability, and no selling stockholder that is a party to any exchange will assume any liabilities of a holder of Class B Common in connection with the exchange.

The opinion assumes that NACCO and the holders of Class B Common who transfer their shares pursuant to an exchange will each pay their respective expenses, if any, incurred in connection with an exchange.
The opinion assumes that the representations contained in a tax certification letter addressed to Jones Day from NACCO, as well as the assumptions set forth in the preceding paragraphs, are accurate at all material times, including the date of any exchange pursuant to this prospectus. The representations contained in the tax certification letter are statements of fact material to the determination as to whether gain or loss will be recognized as a result of an exchange.
The opinion of Jones Day is not binding on the Internal Revenue Service and does not preclude it from adopting a contrary position. In addition, if any of the representations or assumptions upon which the discussion and opinion rely are inconsistent with the actual facts, the conclusions reached therein could be adversely affected.

LEGAL MATTERS
The validity of the shares of Class A Common offered for exchange hereby has been passed upon for NACCO by John D. Neumann, its Vice President, General Counsel and Secretary. Mr. Neumann beneficially owned 103 shares of our Class A Common as of February 28, 2018.

EXPERTS

The consolidated financial statements of NACCO Industries, Inc. and Subsidiaries appearing in NACCO Industries, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2017 (including schedules appearing therein), and the effectiveness of NACCO Industries Inc.’s internal control over financial reporting as of December 31, 2017 and the combined financial statements of The Unconsolidated Mines of the North American Coal Corporation have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports dated thereon, included therein, and incorporated herein by reference. Such consolidated and combined financial statements and NACCO Industries, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.